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                                                                    EXHIBIT 12.2

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)

                                                                                                  ACTUAL      ACTUAL
                                                                                                  QUARTER     QUARTER
                                                            YEAR ENDED DECEMBER 31,                ENDED       ENDED
                                                 ---------------------------------------------   MARCH 31,   MARCH 31,
                                                  1992     1993     1994     1995       1996       1996        1997
                                                 ------   ------   ------   -------   --------   ---------   ---------
Earnings:
Income (loss) before income taxes..............     920    2,699    1,876    (7,731)     1,897     (4,986)     (4,948)
Fixed charges..................................     789      768    5,323    18,391     56,066     10,689      25,253
Less: Dividends and accretion on preferred
  stock of subsidiary..........................      --       --       --        --    (19,262)    (2,767)    (13,558)
                                                 ------   ------   ------   -------   --------    -------    --------
Earnings as adjusted (A).......................   1,709    3,467    7,199    10,660     38,701      2,936       6,747
                                                 ======   ======   ======   =======   ========    =======    ========
Fixed Charges:
  Interest expense.............................     724      700    5,247    18,115     35,704      7,647      11,420
  Amortization of deferred financing costs.....      --       --       --        --         --         --          --
  Dividends and accretion on preferred stock of
    subsidiary(1)..............................      --       --       --        --     19,262      2,767      13,558
  Rents under leases representative of an
    interest factor(2).........................      65       68       76       276      1,100        275         275
                                                 ------   ------   ------   -------   --------    -------    --------
Fixed charges as adjusted (B)..................     789      768    5,323    18,391     56,066     10,689      25,253
                                                 ======   ======   ======   =======   ========
Preferred Stock dividends(1)...................                                                        --       2,423
                                                                                                  -------    --------
Total fixed charges and preferred stock
  dividends (B)................................                                                   $10,689    $ 27,676
                                                                                                  =======    ========
Ratio of earnings to combined fixed charges and
  preferred stock dividends (A) divided by
  (B)..........................................   2.17x    4.51x    1.35x        --         --
Deficiency of earnings to combined fixed
  charges and preferred stock dividends (B)
  minus (A)....................................  $   --   $   --   $   --   $ 7,731   $ 17,365    $ 7,753    $ 20,929
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(1) Represents pretax earnings required to cover preferred stock dividends.

(2) Management of Chancellor believes approximately one-third of rental and lease expense is representative of the interest component of rent expense.